Exhibit 99.6

Notice of Appointment
Paris, July 3, 2006 — Effective today, Total announces the appointment of Marc Formery as Vice President, Internal Audit. He succeeds Michel Piaton.

Marc Formery, 55, is a graduate of France’s ESCP business school and has a postgraduate degree in international finance from Université de Paris IX Dauphine. After joining Total in 1978, he held a variety of positions in the Finance Department until his appointment as Chief Financial Officer of Total E&P UK and of the UK holding company in 1992. He was appointed Chief Financial Officer, Chemicals in 1995, and in 1999 became Vice President, Oil Financing in the Finance Department. From 2004 to May 2006, he guided the Arkema spin-off process in the holding company.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com